

October 23, 2013

Via E-mail
Noreen Griffin
Chief Executive Officer
TNI BioTech, Inc.
6701 Democracy Blvd., Suite 300
Bethesda, Maryland 20817

> **Re: TNI BioTech, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed October 11, 2013**
> **File No. 000-54933**

Dear Ms. Griffin:

We have reviewed your amended registration statement and response letter dated October 11, 2013 to our comment letter dated October 8, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations – Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

1. Refer to your response to comment 3. As previously requested, please provide proposed disclosure to comply with Rule 3-03(b) of Regulation S-K for your results of operations for your interim period. We note that the disclosure provided in your Form 10-Q for the six months ended June 30, 2013 does not comply with Rule 3-03(b) either. Include in your proposed disclosure a discussion of research and development including a breakdown of costs by product for each period presented.

Results of Operations, page 57
Stock Issued for Services and Stock Warrant Expense, page 59

2. Please refer to your response to comment 1 and address the following:

- You state on page 69 in Item 11 and in Note 6 on page F-12 that the reverse stock split occurred on March 18, 2012, which differs from your latest response that the reverse split was on February 27, 2012. Please tell us why you previously disclosed the date as March 18, 2012 and which date is appropriate. In addition, please tell us how the different date affects your financial statements and why;

- The $.009 trading value is not consistent with the trading value as reported on Morningstar.com which presents $9 per share for the period. In addition, there does not appear to be any volume during March so it is unclear how the $.009 trading value was derived. Please tell us why you believe using $.009 as the trading value for your materiality assessment is appropriate;

- As previously requested, please revise your materiality assessment to encompass all of the transactions included in the June 7, 2013 correspondence; and

- As previously indicated, the dates of the transactions are not consistent with the dates in your June 7, 2013 correspondence. For example, your June 7, 2013 correspondence stated that the 6,000,000 shares issued to Plotnikoff were agreed upon on March 23, 2013, which is consistent with your presentation on the Statements of Stockholders' Equity. However, your September 24, 2013 correspondence indicates those shares were issued on March 4, 2013, which is prior to your reverse split as indicated in your financial statements. Please reconcile the conflicting information and tell us why no revision is necessary to your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director